Exhibit 99.4

SUPPLEMENTAL INFORMATION

In this letter (1) “FMC AG & Co. KGaA”, the “Company”, “we” or “our” refer to Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to the Company as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation.

As a foreign private issuer under the rules and regulations of the United States (“U.S.”) Securities and Exchange Commission (“SEC”), the Company is not presently subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE & Co. KGaA, our general partner and our independent directors, FMC AG & Co. KGaA has agreed that in connection with any exercise of voting or consent rights by our shareholders, the Company will make available information to shareholders which is generally comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA; (ii) Trading markets for our Securities; (iii) Directors and Senior Management; (iv) Compensation of the Management Board and the Supervisory Board; (v) Options to Purchase Our Securities, and (vi) Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA. The above information contained in this letter, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2016 filed with the SEC (our “2016 20-F”). Our 2016 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.freseniusmedicalcare.com on the “News and Publications” page. The information in this letter supplements the information in the accompanying convenience translation of the Agenda and Invitation to the Annual General Meeting to be held on May 11, 2017 (the “2017 AGM Invitation”) and the other reports furnished with the 2017 AGM Invitation.

(i)                          Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No.596/2014 of the European Parliament and of the Council (Market Abuse Regulation or “MAR”), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. Persons discharging managerial responsibilities include the members of management as well as supervisory boards. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are, under Section 21(1) of the

German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply to other financial instruments that result in an entitlement to acquire shares or that cause the hedging of shares (excluding the 3% threshold).

We have been informed that as of March 23, 2017, Fresenius SE owned 94,380,382, 30.81% of our shares. We are informed of the latest threshold notifications furnished to us by third parties pursuant to the WpHG. On September 30, 2016, BlackRock, Inc., a Delaware corporation, provided a group voting rights notification, stating that 4.97% of the voting rights of FMC-AG & Co. KGaA were held as of September 27, 2016. Additionally, on January 27, 2017, the Ministry of Finance on behalf of the State of Norway provided a group voting rights notification, stating that 2.97% of the voting rights of FMC-AG & Co. KGaA were held as of January 26, 2017.

As of December 31, 2016, no member of the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares. At December 31, 2016, Management Board members held options to acquire 1,010,784 shares of which options to purchase 260,183 shares were exercisable at a weighted average exercise price of €48 ($51). See Item (iv), “Compensation of the Management Board and the Supervisory Board,” below. Those options expire at various dates between 2017 and 2023.

As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16.G, “Corporate Governance — Supervisory Board” in our 2016 20-F. Except for these limitations on Fresenius SE’s right to vote its shares as described below, all of our shares have the same voting rights.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2016, 24,696,456 ADSs, each representing one half of a share, were held of record by 3,169 U.S. holders. For more information regarding ADRs and ADSs see Item 10.B, “Articles of Association — Description of American Depositary Receipts” “ in our 2016 20-F.

Security Ownership of Certain Beneficial Owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.2% of the Fresenius SE ordinary shares. See item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA,” below.

(ii)                                Trading Markets for our Securities

The principal trading market for our ordinary shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares have been issued in bearer form. Accordingly, as described above, we face difficulties determining precisely who our holders of ordinary shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see Item 10.B., “Articles of Association — Description of American Depositary Receipts” in our 2016 20-F. However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the European Union (“EU”) are obligated to notify a company of certain levels of holdings as described in item (i), “Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG 6 Co. KGaA and Fresenius SE & Co. KGaA — Security Ownership of Certain Beneficial Owners of Fresenius Medical Care,” above, and, under the U.S. Securities Exchange Act of 1934, beneficial owners of more than 5% of a class of publicly held securities are required to disclose their ownership in Schedule 13D. Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the Ordinary Shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP)”); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

Since October 1, 1996, ADSs representing our Ordinary Shares (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the Ordinary ADSs is Bank of New York Mellon (the “Depositary”).

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers. As of April 2016, the most recent figures available, the shares of more than 11,000 companies were traded on Xetra.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade except for trades executed on Xetra International Markets, the European Blue Chip segment of Deutsche Börse AG, which settle on the third business day following a trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent federal authority, is responsible for the general supervision of securities trading pursuant to the provisions of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council (Market Abuse Regulation or “MAR”), the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”) and other applicable laws.

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. All shares on German stock exchanges trade in euro.

As of March 17, 2017, the closing price for shares traded on XETRA was €78.89.

		Price per share (€)
		High	Low

2017	March (through March 17, 2017)	79.57	77.92
2017	February	79.20	75.63
2017	January	82.20	74.69
2016	December	81.75	72.31
	November	77.37	71.62
	October	77.15	74.21
	September	80.79	77.11
	August	85.65	78.85
2016	Fourth Quarter	81.75	71.62
	Third Quarter	85.65	76.77
	Second Quarter	80.00	72.02
	First Quarter	82.89	71.63
2015	Fourth Quarter	83.13	69.43
	Third Quarter	81.58	65.28
	Second Quarter	81.95	74.04
	First Quarter	79.86	60.57
2016	Annual	85.65	71.62
2015	Annual	83.13	60.57
2014	Annual	61.85	47.15
2013	Annual	58.12	47.00
2012	Annual	59.51	50.80

The average daily trading volume of the shares and traded on the XETRA during 2016 was 606,800 shares. This is based on total yearly turnover statistics supplied by XETRA.

Trading on the New York Stock Exchange

As of March 17, 2017, the closing price for the ADSs traded on the NYSE was $42.34.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE. All ADS prices have been adjusted to reflect the two for one split of our ADSs in December 2012.

		Price per Ordinary ADS ($)
		High	Low

2017	March (through March 17, 2017)	42.59	41.03
2017	February	42.10	41.03
2017	January	42.74	39.70
2016	December	42.54	38.37
	November	42.53	38.44
	October	43.47	40.45
	September	45.41	42.99
	August	47.43	44.27
2016	Fourth Quarter	43.47	38.37
	Third Quarter	47.43	42.88
	Second Quarter	45.46	40.60
	First Quarter	45.39	39.34
2015	Fourth Quarter	45.72	39.00
	Third Quarter	44.09	37.52
	Second Quarter	44.03	41.59
	First Quarter	42.24	35.96
2016	Annual	47.43	38.37
2015	Annual	45.72	35.96
2014	Annual	36.07	31.02
2013	Annual	38.93	32.13
2012	Annual	39.96	27.88

Dividends

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our AGM.

The General Partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the AGM in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

Our Amended 2012 Credit Agreement restricts our ability to pay dividends under certain circumstances. Item 5.IV, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in our 2016 20-F and the notes to our consolidated financial statements in our 2016 20-F discuss these restrictions.

The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

	2016	2015	2014

Per Share Amount	€0.80	€0.78	€0.77

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2016 payable in 2017 of €0.96 per share. These dividends are subject to approval by our shareholders at our AGM to be held on May 11, 2017. Our goal is for dividend development to be more closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

Except as described herein, holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. See Item 10, “Additional Information — Description of American Depositary Receipts — Share Dividends and Other Distributions” in our 2016 20-F.

Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax in “Item 10.E. Taxation” in our 2016 20-F.

(iii)                            Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz or AktG), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the general partner, see Item 16.G, “Governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA” in our 2016 20-F.

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG presently consists of five members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE), the sole shareholder of Management AG. Currently, one position is vacant on the supervisory board of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them.

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner’s supervisory board took place in May 2016. Members of the General Partner’s supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the General Partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Except for Mr. Sturm, each of such persons is also a member of the Supervisory Board of FMC AG & Co. KGaA.

Name	Current Age
Mr. Stephan Sturm, Chairman(1)	53
Dr. Dieter Schenk, Vice Chairman(1) (4)	64
Dr. Gerd Krick(1) (2)	78
Mr. Rolf A. Classon(1) (2) (3) (4)	71
Mr. William P. Johnston(1) (2) (3) (4)	72

(1) Members of the Human Resources Committee of the supervisory board of Management AG

(2) Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA along with Mrs. Deborah McWhinney (a member of our supervisory board).

(3) Independent director for purposes of our pooling agreement

(4) Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

MR. STEPHAN STURM became Chairman of the Management Board of Fresenius SE on July 1, 2016, after serving for over 11 years as Fresenius SE’s Chief Financial Officer. Prior to joining Fresenius in 2005, he was a Managing Director of Credit Suisse First Boston (“CSFB”), from 2000 as Head of Investment Banking for Germany and Austria, and also served on CSFB’s European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Duesseldorf and Frankfurt. Mr. Stephan Sturm holds a degree in Business from Mannheim University.

DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is also Vice Chairman of our Supervisory Board and Vice Chairman of the supervisory board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, Bank Schilling & Co. AG and TOPTICA Photonics AG and as a Vice-Chairman of the supervisory board of Greiffenberger AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

DR. GERD KRICK has been a member of the supervisory board of Management AG since December 2005 and the Chairman of our Supervisory Board since February 2006. He is the Chairman of the supervisory board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the Board of Vamed AG, Austria.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. Mr. Classon also serves on the Board of Directors of Catalent Inc.

MR. WILLIAM P. JOHNSTON has been a member of the supervisory board of Management AG since August 2006 and also serves on our Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also Chairman of the Board of The Hartford Mutual Funds, Inc. and a member of the Board of Directors of HCR-Manor Care, Inc.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Current Age	Position	Year term expires

Rice Powell	61	Chief Executive Officer and Chairman of the Management Board	2017
Michael Brosnan	61	Chief Financial Officer	2017
William Valle	56	Chief Executive Officer for North America	2020
Dr. Olaf Schermeier	44	Chief Officer of Global Research & Development	2021
Kent Wanzek	57	Head of Global Manufacturing Operations	2017
Dominik Wehner	48	Chief Executive Officer for Europe, Middle East and Africa	2022
Harry de Wit	54	Chief Executive Officer for the Asia-Pacific	2018

RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has over 30 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MICHAEL BROSNAN has been with the Company since 1998. Mr. Brosnan is a member of the Management Board and Chief Financial Officer of Management AG. Mr. Brosnan is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Brosnan was a member of the Board of Directors of Fresenius Medical Care North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

WILLIAM VALLE was appointed Chief Executive Officer for Fresenius Medical Care North America (“FMCNA”) effective January 2017 and a member of the Management Board of Management AG on February 17, 2017. Prior to that, Mr. William Valle was executive vice president responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has nearly 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

DR OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Dr. Schermeier served on the supervisory board of Fiagon AG from December 21, 2015 until October 6, 2016. Prior to FMC-AG & Co. KGaA, Dr. Schermeier served as President of Global Research and Development for Draeger Medical, Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charite-clinic and Biotronik, Germany.

KENT WANZEK has been with the Company since 2003. Mr. Wanzek is a member of the Management Board of Management AG with responsibility for Global Manufacturing and Quality and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

DOMINIK WEHNER was appointed Chief Executive Officer for the EMEA Segment on April 1, 2014. Mr. Wehner began his career at Fresenius Medical Care in 1994 as Junior Sales Manager and served recently as Executive Vice President responsible for the regions Eastern Europe, Middle East and Africa as well as Renal Pharma EMEALA and People, Organizational Change and Implementation EMEALA. Mr. Wehner also serves on the Vifor Fresenius Medical Care Renal Pharma Ltd. Board of Directors.

HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for 25 years. Mr. de Wit holds a master’s degree in Medicine from the VU University of Amsterdam in the Netherlands and a bachelor’s of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The most recent Supervisory Board elections occurred in May of 2016. The next elections will take place during 2021. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16.G, “Governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2016 20-F.

The current Supervisory Board consists of six persons, four of whom — Messrs. Krick (Chairman), Schenk (Vice-Chairman), Classon, and Johnston— are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see “The General Partner’s Supervisory Board,” above.

DEBORAH DOYLE McWHINNEY, 61, has been a member of the Supervisory Board since May 12, 2016. Ms. McWhinney is a non-executive director of Lloyds Banking Group, IAS Markit, and Fluor, Inc. She is also a trustee for the Institute of Defense Analyses and the California Institute of Technology. Ms. McWhinney is the former Chief Executive Officer and Chief Operating Officer of Citi Enterprise Payments. Ms: McWhinney also held various executive positions in the financial services and media industries. She is a member of the Audit and Corporate Governance Committee of the Supervisory Board of FMC AG & Co. KGaA.

PASCALE WITZ, 50, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi’s executive committee (equivalent to management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz has served on the board of Savencia S.A. since April 20, 2016.

The terms of office of the aforesaid members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board held during the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. The most recent election of members of the Supervisory Board took place in May 2016. Fresenius SE, as sole shareholder of our general partner, does not participate in the vote on discharge of the Supervisory Board. Before the expiration of their term, members of the Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16.G, “Governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2016 20-F. Among other matters, the Supervisory Board will, together with the general partner, fix the agenda for the AGM and make recommendations with respect to approval of the Company’s financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of its Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company’s auditors to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our U.S. GAAP financial statements.

Governance Matters and Board Practices

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section

303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made. See item (iv) below, “Compensation of the Management Board and Supervisory Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including recently adopted requirements for pay ratio disclosure and, if it is adopted as proposed, the requirement to disclose the relationship between executive compensation actually paid and a registrant’s financial performance) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in the Form 20-F and generally limit our disclosure to the information we disclose under German law. In July 2015, the SEC issued its proposed compensation “clawback” rule which would direct U.S. national securities exchanges to establish listing standards that would require each listed issuer to develop and implement a policy providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated, and also require the disclosure of the policy. If adopted as proposed, such requirements would also apply to foreign private issuers. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitBestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See Item 16.G, “Corporate Governance” in our 2016 20-F, for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16.G, of our 2016 20-F includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see “Directors and Senior Management — The General Partner’s Supervisory Board,” “—The General Partner’s Management Board,” and “—The Supervisory Board of FMC-AG & Co. KGaA,” above. For information regarding certain compensation payable to certain members of the General Partner’s Management Board after termination of employment, see “Compensation of the Management Board and the Supervisory Board - Commitments to Members of Management for the event of the termination of their appointment” in item iv below. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr.Gerd Krick (Vice Chairman), Rolf A. Classon, William P. Johnston, and Dr. Dieter Schenk.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), Dr. Gerd Krick and Deborah Doyle McWhinney, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•                        overseeing management’s accounting and financial reporting process, the internal performance of the internal audit function and the effectiveness of the financial control systems;

•                        overseeing the independence and performance of the FMC-AG & Co. KGaA’s outside auditors

•                        overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global healthcare companies, including adherence to our Code of Business Conduct;

•                        overseeing the effectiveness of our internal risk management system;

•                        overseeing our corporate governance performance according to the German Corporate Governance Code;

•                        providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•                        overseeing our relationship with Fresenius SE & Co. KGaA and its affiliates and reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

•                        recommending to the Supervisory Board a candidate as an independent auditor to audit our German statutory financial statements (to be proposed by the Supervisory Board for approval by our shareholders at our AGM) and approval of their fees;

•                        retaining the services of our independent auditors to audit our U.S. GAAP financial statements and approval of their fees; and

•                        pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

The Audit and Corporate Governance Committee has also been in charge of conducting the internal investigation described in Item 15B, “Management’s annual report on internal control over financial reporting” in our 2016 20-F.

We also maintain a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members two of which are members of the supervisory board of the General Partner, Management AG, designated by it, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Dr. Gerd Krick and Stephan Sturm. The two members from our Supervisory Board are Rolf A. Classon and William P. Johnston. The Joint Committee advises and decides on certain extraordinary management measures, including:

•                        transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue, and

•                        acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the supervisory board and suggests suitable candidates to supervisory board and for its nomination prospects to the General Meeting. The nomination committee consists of Dr. Gerd Krick (Chairman), Dr. Dieter Schenk (Vice Chairman) and Rolf A. Classon.

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the “RRAC”) whose members are currently Rolf A. Classon (Chairman), William P. Johnston (Vice Chairman) and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the U.S. Department of Health and Human Services and the Centers for Medicare and Medicaid Services for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick, and Dr. Dieter Schenk.

(iv)                             Compensation of the Management Board and the Supervisory Board

Report of the Management Board of Management AG, our General Partner

The compensation report of FMC-AG & Co. KGaA (“Compensation Report”) summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the supervisory board of Fresenius Medical Care Management AG are described.

The Compensation Report is part of the Management Report on the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as of December 31, 2016 that we prepare in accordance with German Law (HGB). The Compensation Report is prepared on the basis of the recommendations of the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The entire supervisory board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The supervisory board of Fresenius Medical Care Management AG is assisted in this task by a personnel committee, the Human Resources Committee, a committee which is created from among the supervisory board of Fresenius Medical Care Management AG’s members. The Human Resources Committee is composed of Mr. Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston, Dr. Dieter Schenk and Mr.Rolf A. Classon. See Item 16G, “Corporate Governance” in our 2016 20-F

The current Management Board compensation system was approved by the General Meeting of FMC-AG & Co. KGaA on May 12, 2016, and is reviewed by an independent external compensation expert on a regular basis. The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of our business and to reward them based on their duties and performance as well as their success in managing our economic and financial position giving due regard to the peer environment.

The amount of the total compensation of the members of the Management Board is measured taking particular account of a horizontal comparison with the compensation of management board members of other DAX-listed companies and similar companies of comparable size and performance in the relevant industry sector. Furthermore, the relation of the overall compensation of the members of the Management Board and that of the senior management as well as the staff overall, as determined by way of a vertical comparison, is taken into account.

The compensation of the Management Board is, as a whole, performance-based and consisted of three elements in the fiscal year:

•                  non-performance-based compensation (fixed compensation and fringe benefits)

•                  short-term performance-based compensation (one-year variable compensation (bonus))

•                  components with long-term incentive effects (multi-year variable compensation in form of share-based compensation with cash settlement)

I.                Fixed compensation

The Management Board members receive a fixed amount as basic compensation. In Germany or Hong Kong, as the case may be, the fixed compensation is paid in twelve equal monthly installments. To the extent the fixed compensation is paid to members of the Management Board in the U.S., payment is made in accordance with local customs in twenty-four equal instalments.

Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars and special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits, also in case accruals have been set up therefore.

II.           Performance-based compensation

Performance-based compensation is awarded as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (share-based compensations with cash settlement). The share-based compensations with cash settlement consist of the so-called “Share Based Award,” resulting as a deferral amount from the one-year variable compensation, as well as of performance shares, which are granted in the context of the “Fresenius Medical Care Long-Term Incentive Plan 2016” (“LTIP 2016”). In

addition, the supervisory board of Management AG may grant a discretionary bonus for extraordinary performances.

One-year variable compensation and Share Based Award

The amount of the one-year variable compensation and of the share based award depends on the achievement of the following individual and common targets:

•                  net income growth,

•                  free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) in percent of revenue,

•                  operating income margin

The targets are weighted differently depending on the department of the Management Board or its functions. In the case of Messrs. Rice Powell and Michael Brosnan (both with corporate group functions) as well as Dr. Olaf Schermeier (Research & Development), the net income growth is weighted with 80%. In the case of Messrs. Roberto Fusté (Management Board member until March 31, 2016), Ronald Kuerbitz, Dominik Wehner and Harry de Wit (Management Board member since April 1, 2016) (Management Board members with regional responsibility) as well as Mr. Kent Wanzek (Global Manufacturing & Quality), the net income growth is weighted with 60%. In the case of the members of the Management Board last named, the valuation of the operating margins contributes another 20%. The target free cash flow as a percentage of the sales revenues is uniformly measured with 20% for all members of the Management Board.

	Net income growth	Free cash flow in % of revenues	Operating margin (regional)

Corporate group functions and/or Research & Development	80%	20%	—

Regional functions and/or Global Manufacturing & Quality	60%	20%	20%

The degree of the achievement of the specific targets (target achievement) is determined by comparing the actual values with the target values to be achieved.

The net income growth to be achieved is taken into account up to a growth rate of 10%. Furthermore, the members of the Management Board are also evaluated by reference to the development of free cash flow within the Group or, as the case may be, in the relevant regions, with the targets being within a range of rates between 3% and 6% of the respective free cash flow in percent of revenue. For the benefit of Management Board members with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing & Quality, growth of regional operating income margins is compensated within individual targets ranging between 13% and 18.5%, reflecting the particularities of the respective regions and responsibilities.

	Minimum		Maximum
	(0% target achievement)	Target achievement 100%	(120% target achievement)
Net income growth	0.00%	8.00%	10.00%
Free cash flow in % of revenues	3.00%	5.71%	6.00%
Operating margin (regional)	Individual target corridors between 13.00% and 18.50%, depending on the respective responsibilities

Multiplying the level of the respective overall target achievement by the respective fixed compensation and another fixed multiplier results in the total amount, of which a 75% share is paid out in cash to the Management Board members as a one-year variable compensation after approval of the annual financial statements of FMC-AG & Co. KGaA for the respective fiscal year. Since the maximum level of target achievement is set at 120%, the Management Board’s maximum achievable one-year variable compensation is limited as regards to specific amounts.

For the 2016 fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

	Amount of Cash Payments
	Non-performance related compensation					Short-term performance related compensation		Cash compensation (without long-term incentive components)
	Fixed compensation		Other benefits(1)			Bonus
	2016	2015(2)	2016	2015(2)		2016	2015(2), (3)	2016	2015(2)
	(in thousands)		(in thousands)			(in thousands)		(in thousands)
Management board members serving as of December 31, 2016
Rice Powell	$1,375	$1,375	$133	$379		$2,659	$1,145	$4,167	$2,899
Michael Brosnan	770	770	215	592		1,439	645	2,424	2,007
Ronald Kuerbitz	935	935	21	31		1,634	870	2,590	1,836
Dr. Olaf Schermeier	498	499	92	704	(4)	986	423	1,576	1,626
Kent Wanzek	597	597	124	124		1,167	659	1,888	1,380
Dominik Wehner	450	388	41	41		890	438	1,381	867
Harry de Wit(5)	398	—	235	—		789	—	1,422	—

Former member of the management board who resigned March 31, 2016
Roberto Fusté(6)	161	644	80	535	(7)	—	720	241	1,899
Total	$5,184	$5,208	$941	$2,406		$9,564	$4,900	$15,689	$12,514

(1) Includes insurance premiums, private use of company cars, special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other fringe benefits, also in case accruals have been set up therefore.

(2) Please note for purposes of comparison with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(3)  Includes a discretionary bonus granted to Mr. Rice Powell in the amount of $600, to Mr. Michael Brosnan in the amount of $340, to Mr. Roberto Fusté in the amount of $210, to Mr. Ronald Kuerbitz in the amount of $500, to Dr. Olaf Schermeier in the amount of $225, to Mr. Kent Wanzek in the amount of $225 and to Mr. Dominik Wehner in the amount of $130.

(4) This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

(5) Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Harry de Wit has been appointed as member of the Management Board only with effect as of April 1, 2016 and, therefore, has received compensation payments to be set out herein only as of such date.

(6) In addition to the compensation set out herein, Mr. Roberto Fusté received a fixed compensation in the amount of $482, fringe benefits in the amount of $280 as well as a short-term performance-based compensation in the amount of $1,695; such compensation was received by Mr. Roberto Fusté only after his resignation from the Management Board.

(7) Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

The remaining share, amounting to 25% of the total amount calculated according to the key data above, is granted to the members of the Management Board in the form of the so-called Share Based Award, which is included in the compensation components with long-term incentive effects. The Share Based Award is subject to a three-year waiting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, our non-renewal of expired service agreements). The amount of the cash payment of the Share Based Award is based on the share price of FMC-AG & Co. KGaA shares upon exercise after the three-year waiting period.

In accordance with the targets achieved in the fiscal year, the members of the Management Board who were members of the Management Board on December 31 of the fiscal year acquired entitlements to Share Based Awards valued at $3.632 million (2015: $891,000). Based on the already fixed value, the allocation of the specific number of virtual shares made by the supervisory board of Fresenius Medical Care Management AG takes place no sooner than March of the following year on the basis of the then current price conditions of the shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price on the relevant exercise date and, thus, as the basis for the determination of the payment of the relevant stock-based compensation after the end of the three-year waiting period.

The components with long-term incentive effects contain a limit option for the case of extraordinary developments.

Performance Shares

In addition to the Share Based Award, the members of the Management Board were also granted so-called “Performance Shares” on the basis of the LTIP 2016, as further performance-related components with a long-term incentive effect in the fiscal year. The LTIP 2016 was approved in the fiscal year by the supervisory board of Fresenius Medical Care Management AG upon recommendation of the Human Resources Committee and replaces the LTIP 2011. As of the end of the previous year no further stock options may be granted under the LTIP 2011. Performance shares are virtual remuneration instruments not backed by equity. These may provide entitlement to a cash payment depending on the achievement of the performance targets described below and the development of our share price. The LTIP 2016 stipulates that the Management Board members will be granted Performance Shares once or twice a year in the years 2016 to 2018. For the members of the Management Board, the supervisory board of Fresenius Medical Care Management AG determines, after due consideration and taking into account the responsibilities and performances of the respective members of the Management Board, the so-called “grant value”, as the initial amount for each grant to be made to members of the Management Board. This grant value is divided by the applicable fair value of a Performance Share at the grant date, in order to determine the number of Performance Shares to be granted. This number may change over a period of three years depending on the degree to which the performance targets are achieved, whereby the total loss of all granted Performance Shares as well as a doubling (at most) of that number is possible. The number of Performance Shares after the three-year performance period resulting from the respective target achievement is considered as vested four years after the date the respective allocation was made. The above-mentioned number of Performance Shares is then multiplied by the average price of our shares during a thirty-day period prior to the expiration of this vesting period. The resulting amount is paid out in cash to the members of the Management Board for their respective Performance Shares.

The degree of the total target achievement during the three-year performance period is determined on the basis of the three performance targets (i) revenue growth, (ii) annual growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA (“net income growth”) as well as (iii) increase of the return on invested capital (Return on Invested Capital “ROIC” improvement). The target corridors and targets are as set out in the table below:

	Growth/increase	Target achievement	Weight
Performance target 1: Revenue growth	< 0%	0%
	7%	100%	1/3
	> 16%	200%
Performance target 2: Net income growth	< 0%	0%
	7%	100%	1/3
	> 14%	200%
Performance target 3: ROIC level against target ROIC	0.2 percentage points	0%
	below target ROIC
	target ROIC	100%	1/3
	0.2 percentage points	200%
	above target ROIC

The ROIC target for the year 2016 is set at 7.3% and increases by 0.2 percentage points each year, that is, to 7.5% (2017), 7.7% (2018), 7.9% (2019) and 8,1% (2020). For each revenue growth and/or any net income growth and ROIC level within the range of the values presented above, the degree of target achievement is linearly interpolated. If the target achievement in relation to the ROIC-target in the third year of an assessment period is higher than or equal to the target achievement in each of the two previous years, the ROIC target achievement for the third year applies to all years of the respective assessment period.

Each of these three performance targets accounts for one-third in the calculation of the yearly target achievement, which is calculated for each year of the three-year performance period. The overall target achievement at the end of the three-year performance period is determined by the mean of these three average yearly target achievements. The overall target achievement can lie in a corridor between 0% and 200%.

The number of Performance Shares granted to the Management Board members at the beginning of the performance period is multiplied by the overall target achievement in order to determine the final number of Performance Shares that form the basis of the cash compensations under the LTIP 2016 as described above.

In the course of the fiscal year, 642,349 Performance Shares were granted under the LTIP 2016. This includes 79,888 Performance Shares with a total value of $6.774 million, which were granted to the members of the Management Board. The relevant fair value of the Performance Shares issued in July of the fiscal year amounted on the grant date to €76.80 for grants in euro (applies to Messrs. Dr. Olaf Schermeier, Harry de Wit, Dominik Wehner and Roberto Fusté) and to $85.06 for grants in U.S. dollars (applies to Messrs. Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek). In the previous year, instead of Performance Shares stock options and phantom stock in a total value of $8.354 million and $5.067 million, respectively, were granted. By the end of the fiscal year, the Management Board members being in office on December 31, 2016, held a total of 79,888 Performance Shares (2015: 0).

For the fiscal year, the value of the share-based compensations with cash settlement issued to the members of the Management Board in each case, is shown respectively compared to the previous year, in the following table.

	Components with Long-term Incentive Effect
	Stock Options				Share-based compensation with cash settlement		Total
	2016	2015	2016	2015	2016 (1)	2015(2), (3)	2016	2015
	Number		(in thousands)		(in thousands)		(in thousands)
Management board members serving as of December 31, 2016
Rice Powell	—	149,400	$—	$2,481	$2,659	$1,041	$2,659	$3,522
Michael Brosnan	—	74,700	—	1,241	1,439	531	1,439	1,772
Ronald Kuerbitz	—	49,800	—	827	1,634	982	1,634	1,809
Dr. Olaf Schermeier	—	49,800	—	827	1,179	925	1,179	1,752
Kent Wanzek	—	69,720	—	1,158	1,233	660	1,233	1,818
Dominik Wehner	—	49,800	—	827	1,147	962	1,147	1,789
Harry de Wit	—	—	—	—	1,114	—	1,114	—
Former member of the management board who resigned March 31, 2016

Roberto Fusté (4)	—	59,760	—	993	—	857	—	1,850
Total	—	502,980	$—	$8,354	$10,405	$5,958	$10,405	$14,312

(1) This includes Performance Shares pursuant to the LTIP 2016 as well as Share Based Awards granted to the Management Board members during the fiscal year. The share-based compensation amounts are based on the fair value on the grant date.

(2)This includes Phantom Stock pursuant to the LTIP 2011 as well as Share Based Awards granted to the Management Board members during the previous year. The share-based compensation amounts are based on the fair value at the grant date. Please note for purposes of comparison of the amounts indicated for the fiscal year to those for the previous year that the Performance Shares do not only replace Phantom Stock as compensation element but also Stock Options pursuant to the LTIP 2011. The increase of share-based compensation with cash settlement compared to the previous year is accompanied by the discontinuation of Stock Options as a compensation element.

(3) Please note for purposes of comparison between the amounts indicated and those for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4) In addition to the compensation indicated, Mr. Roberto Fusté received the following long-term incentive components in the fiscal year: share-based compensation with cash settlement in an amount of $851, which was granted to Mr. Roberto Fusté following his resignation from the Management Board.

The components with long-term incentive effect entitle to a cash payment or can be exercised only after the expiration of predefined waiting- and/or vesting periods. Their value is distributed over the waiting periods and is proportionally accounted for as an expense in the respective fiscal year.

The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year, in which the stock options and phantom stock illustrated below were issued, are set out in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based compensation with cash settlement		Share-based compensation
	2016	2015	2016	2015	2016	2015
	(in thousands)		(in thousands)		(in thousands)
Management board members serving as of December 31, 2016
Rice Powell	$657	$418	$739	$776	$1,396	$1,194
Michael Brosnan	670	207	803	499	1,473	706
Ronald Kuerbitz	211	170	547	290	758	460
Dr. Olaf Schermeier	211	170	444	196	655	366
Kent Wanzek	319	168	440	549	759	717
Dominik Wehner	188	180	416	168	604	348
Harry de Wit	—	—	136	—	136	—
Former member of the management board who resigned March 31, 2016

Roberto Fusté(1)	982	150	1,122	523	2,104	673
Total	$3,238	$1,463	$4,647	$3,001	$7,885	$4,464

(1) In addition to the compensation set out, the following expenses arose for Mr. Roberto Fusté following his resignation from the Management Board in the fiscal year: $1,301 for share-based compensation with cash settlement.

Focus on sustainable corporate development

To the extent the portion of the performance-based components with long-term incentive effects (i.e. Performance Shares and Share Based Award) does not reach 50% of the sum of all variable compensation components for the respective fiscal year, it has been contractually provided that the one-year variable compensation shall be reduced accordingly. The Share Based Award is increased correspondingly. This shall ensure that the compensation structure is always oriented towards a sustainable corporate development.

Stock options and phantom stock

Until the end of the fiscal year 2015, grants under the Long Term Incentive Program 2011 (“LTIP 2011”), which consisted of the 2011 Stock Option Plan and the 2011 Phantom Stock Plan, constituted an essential component of the compensation system for the members of the Management Board. As of the end of the fiscal year 2015 grants under the LTIP 2011 are no longer possible. However, the members of the Management Board may exercise stock options or phantom stock, which have already been granted, taking into consideration the blackout periods applicable to the exercise of such instruments, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service- and/or employment relationship.

Under the LTIP 2011 a combination of stock options and phantom stock awards was granted to the participants. The number of stock options and phantom stock awards to be granted to the members of the Management Board was determined by the supervisory board of Fresenius Medical Care Management AG in its reasonable discretion. In principle all members of the Management Board were entitled to receive the same number of stock options and phantom stock awards, whereas the Chairman of the Management Board is entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board were entitled to choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50.

Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards.

The success target for stock options and phantom stock is achieved in each case if, during the waiting period, either the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year in each case or - if this is not the case - the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum. Deviating from this, the success target for phantom stock granted in the fiscal year 2015 is also achieved if under the global efficiency program an amount of $200 million has been saved until the end of the fiscal year and, until the end of the fiscal years 2016 to 2018, an amount of $300 million is saved, each in comparison to January 1, 2013, and also the respective group target for fiscal years 2015 to 2018 — each as expected and communicated — have been achieved and confirmed by the auditor. If with regard to any reference year or more than one of the four reference years within the waiting period neither the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum, the stock options and phantom stock awards subject to such waiting period are cancelled to such proportion to which the success target was not achieved within the waiting period, i.e. in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%; this principle of proportional cancelation also applies to the additional success target for phantom stock as resolved by the supervisory board of Fresenius Medical Care Management AG in the fiscal year 2015.

At the end of the fiscal year the members of the Management Board held a total of 1,010,784 stock options (2015: 1,565,195) originating from previous compensation programs with long-term incentive effects secured by conditional capital, which entitled their participants to stock options. Moreover, the Management Board members held, by the end of the fiscal year, a total of 81,019 phantom stock (2015: 118,703) pursuant to the Phantom Stock Plan 2011.

The development and status of stock options of the members of the Management Board serving at December 31 of the fiscal year in the fiscal year are shown in more detail in the following table:

	Development and Status of the Stock Options
	Rice	Michael	Ronald	Dr. Olaf	Kent	Dominik	Harry
	Powell	Brosnan	Kuerbitz	Schermeier	Wanzek	Wehner	de Wit	Total
Options outstanding at January 1, 2016
Number	465,318	260,212	157,002	124,500	209,782	123,759	—	1,340,573
Weighted average exercise price in $	58.90	57.40	61.78	63.99	60.85	62.50	—	60.06

Options exercised during the fiscal year
Number	64,500	33,000	—	—	49,800	7,350	—	154,650
Weighted average exercise price in $	36.27	33.70	—	—	44.99	33.70	—	38.41
Weighted average share price in $	76.94	81.81	—	—	87.31	78.97	—	81.41

Options forfeited during the fiscal year
Number	56,025	28,012	28,012	28,012	28,013	7,065	—	175,139
Weighted average exercise price in $	52.45	52.45	52.45	52.45	52.45	52.45	—	52.45

Options outstanding at December 31, 2016
Number	344,793	199,200	128,990	96,488	131,969	109,344	—	1,010,784
Weighted average exercise price in $	64.19	62.02	63.80	67.34	68.62	65.09	—	64.69
Weighted average remaining contractual life in years	4.76	4.27	5.03	5.99	5.46	5.27	—	4.96
Range of exercise price in $	44.99 - 81.16	44.99 - 81.16	44.99 - 81.16	52.45 - 81.16	52.45 - 81.16	44.99 - 81.16	—	44.99 - 81.16

Options exercisable at December 31, 2016
Number	102,018	77,812	32,502	—	28,012	19,839	—	260,183
Weighted average exercise price in $	49.94	49.32	53.31	—	57.01	49.71	—	50.92

III.      Total Compensation

The amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

	Total Compensation
	Cash compensation (without long-term incentive components)		Components with long-term incentive effect		Total compensation (including long-term incentive components)
	2016	2015(1)	2016	2015(1)	2016	2015(1)
	(in thousands)		(in thousands)		(in thousands)

Management board members serving as of December 31, 2016
Rice Powell	$4,167	$2,899	$2,659	$3,522	$6,826	$6,421
Michael Brosnan	2,424	2,007	1,439	1,772	3,863	3,779
Ronald Kuerbitz	2,590	1,836	1,634	1,809	4,224	3,645
Dr. Olaf Schermeier	1,576	1,626	1,179	1,752	2,755	3,378
Kent Wanzek	1,888	1,380	1,233	1,818	3,121	3,198
Dominik Wehner	1,381	867	1,147	1,789	2,528	2,656
Harry de Wit	1,422	—	1,114	—	2,536	—
Former member of the management board who resigned March 31, 2016

Roberto Fusté(2)	241	1,899	—	1,850	241	3,749
Total	$15,689	$12,514	$10,405	$14,312	$26,094	$26,826

(1) Please note for purposes of comparison between the amounts indicated with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(2)  For the entire fiscal year, the cash compensation (without long-term incentive components) of Mr. Roberto Fusté amounts to $2,698, long-term incentive components to $851 and the total compensation (including long-term incentive components) to $3,549.

Commitments to members of the Management Board for the event of termination of their appointment

The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: individual contractual pension commitments for the Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz, Dr. Olaf Schermeier and Mr. Kent Wanzek have been entered into by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board.

Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), however, calculated by reference to the amount of the recipient’s most recent base salary.

The retirement pension will be based on 30% of the last fixed compensation and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, “BetrAVG”). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the spousal pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65, except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

Based on individual contractual commitments, Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz and Mr. Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $7,950.00 (2015: $7,950.00) were earned in the fiscal year in each case and allocated in January 2017. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. We support our employees hereby with contributions of up to 50% of the yearly made payments.

Furthermore, the Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

From the time of his previous employment activities for Fresenius Medical Care Deutschland GmbH, a pension commitment exists for Management Board member Mr. Dominik Wehner. As a result of his service agreement with Fresenius Medical Care Management AG, the latter assumed this pension commitment and continues the commitment on the basis of Mr. Wehner’s compensation as Management Board member. This pension commitment is based on the Fresenius companies’ pension scheme of January 1, 1988 and provides old-age pensions, disability pensions and surviving dependents’ pensions. It does not provide for any offsetting mechanisms against other income or pension payments. The spousal pension amounts to 60% of the disability pension or old-age pension to be granted at the time of death. The orphan’s pension amounts to 10% (semi-orphans) or 20% (orphans) of the disability pension or old-age pension to be granted at the time of death. The claims of all surviving dependents are limited to a total of 100% of Mr. Dominik Wehner’s pension entitlements.

Additions to pension provisions in the fiscal year for Management Board members serving as of December 31 amounted to $3.532 million (2015: $6.864 million). The pension commitments are shown in the following table:

	Development and Status of Pension Commitments
	As of January 1, 2016	Increase	As of December 31, 2016
	(in thousands)
Rice Powell	$10,230	$598	$10,828
Michael Brosnan	4,638	616	5,254
Ronald Kuerbitz	2,784	765	3,549
Dr. Olaf Schermeier	336	270	606
Kent Wanzek	2,534	376	2,910
Dominik Wehner	2,202	907	3,109
Harry de Wit	—	—	—
Total	$22,724	$3,532	$26,256

A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half of their respective annual fixed compensation for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of our control.

V.             Miscellaneous

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of 12 months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly instalments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the agreement.

In the 2016 fiscal year, Mr. Roberto Fusté — who was a member of the Management Board until March 31, 2016 — received the compensation payments he was entitled to until December 31, 2016 pursuant to his termination agreement, i.e., fixed compensations (in the amount of $482,000) and fringe benefits (in the amount of approximately $280,000) as well as one-year and multi-year variable compensation components (in the amount of approximately $1.695 million and in the amount of $851,000, respectively). The long term variable compensation components granted to Mr. Roberto Fusté on the basis of the LTIP 2011 were not affected by his retirement from the Management Board. The payment of the Share Based Award for the fiscal year 2012 earned by Mr. Roberto Fusté took place in the fiscal year 2016. The Share Based Awards earned during the fiscal years 2013 to 2015 are to be paid out until March 1, 2017. As of the completion of the age of 65, Mr. Roberto Fusté

receives a company-funded retirement pension of $275,000 per year. It was also agreed with Mr. Roberto Fusté that following the termination of his service agreement as of December 31, 2016 as a member of the Management Board, he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018, and would act as an advisor of the Chairman of the Management Board. For this, he will receive an annual non-compete compensation of approximately $397,000 and an annual advisory fee in the amount of $397,000, respectively. The type and amount of the benefits granted and allocations made in favor of Mr. Roberto Fusté during the fiscal year are shown in the tables in section VI below.

Furthermore, there is a compensation agreement between FMC-AG & Co. KGaA, the Fresenius Medical Care Management AG and Mr. Roberto Fusté, according to which Mr. Roberto Fusté is exempted from certain tax disadvantages resulting from income tax audits. In the fiscal year, we did not compensate any such tax disadvantages (2015: $101,000).

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of approximately $374,000 (2015: $125,000) as well as fringe benefits in the amount of $8,000 during the fiscal year. On the occasion of the termination of his service agreement as a member of the Management Board effective as of April 30, 2015, a two-year post-employment non-compete obligation was agreed upon with Prof. Gatti. As a compensation for this, Prof. Emanuele Gatti receives an annual non-compete compensation in the amount of approximately $540,000. In the previous year Prof. Gatti received a partial non-compete compensation in the amount of approximately $361,000.

As agreed, Dr. Rainer Runte, was a member of the Management Board until March 31, 2014, was granted and paid in the fiscal year a compensation in connection with his post-contractual non-compete clause in the amount of approximately $538,000 (2015: $539,000) as well as fringe benefits in the amount of $0 (2015: $31,000).

With Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, instead of a pension provision a consulting agreement was entered into for the period January 1, 2013 to December 31, 2022. By this consulting agreement Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as complying with a non-compete covenant. The annual consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to $647,000, (2015: $652,000). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounts to $3.539 million (2015: $4.022 million) as at December 31 of the fiscal year.

In the fiscal year, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

The payments to U.S. Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Kent Wanzek were paid in part in the U.S. (in U.S. dollar) and in part in Germany (in euro). For the part paid in Germany, we have agreed that due to varying tax rates in both countries, the increased tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in their home country, the United States, only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board against claims against them arising out of their work for us and our affiliates, if such claims exceed their liability under German law. To secure such obligations, we have obtained directors & officers liability insurance carrying a deductible which complies with the requirements of the German Stock Corporation Act (AktG). The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

Former members of the Management Board did not receive any compensation in the fiscal year other than that mentioned above under section “Commitments to Members of the Management Board for the Event of the Termination of their Appointment”. As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of $21.576 million (2015: $15.229 million), of which $6.254 million were attributable to Mr. Roberto Fusté.

VI. Tables of the value of benefits granted and of the allocation

The German Corporate Governance Code provides that the compensation report shall include information for each member of the Management Board on the benefits granted and allocations made as well as on the pension expenses for the fiscal year. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted as well as on the allocations made. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

	Serving members of the Management Board as of December 31, 2016
	Rice Powell					Michael Brosnan
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)					Chief Financial Officer Member of the Management Board since January 1, 2010
Benefits		2016	2016				2016	2016
granted	2016	Minimum	Maximum	2015(3)		2016	Minimum	Maximum	2015(3)
	(in thousands)					(in thousands)
Fixed compensation	$1,375	$1,375	$1,375	$1,375		$770	$770	$770	$770
Fringe benefits(1)	133	133	133	379		215	215	215	592
Total non-performance-based compensation	1,508	1,508	1,508	$1,754		$985	$985	$985	$1,362
One-year variable compensation	2,269	188	2,723	2,869	(4)	1,271	109	1,525	1,611	(4)
Multi-year variable compensation / components with long-term incentive effects	2,660	—	—	3,522		1,438	—	—	1,772
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	971	—	—	182		594	—	—	102
thereof Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	—	2,481		—	—	—	1,241
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	—	859		—	—	—	429
thereof Long Term Incentive Program 2016 - Performance Share Plan 2016
4-year term / 4-year vesting period	1,689	—	—	—		844	—	—	—
Total non-performance-based and performance-based compensation	6,437	1,696	—	—		3,694	1,094	—	4,745
Pension expense	820	820	820	632		737	737	737	591
Value of benefits granted	$7,257	$2,516	$—	$8,777		$4,431	$1,831	$0	$5,336

	Serving members of the Management Board as of December 31, 2016
	Ronald Kuerbitz					Dr. Olaf Schermeier
	Member of the Management Board for North America Member of the Management Board since January 1, 2013					Member of the Management Board of Global Research and Development Member of the Management Board since March 1, 2013
Benefits		2016	2016				2016	2016
granted	2016	Minimum	Maximum	2015(3)		2016	Minimum	Maximum	2015(3)
	(in thousands)					(in thousands)
Fixed compensation	$935	$935	$935	$935		$498	$498	$498	$499
Fringe benefits(1)	21	21	21	31		92	92	92	704	(5)
Total non-performance-based compensation	956	956	956	$966		590	590	590	1,203
One-year variable compensation	1,543	140	$1,851	2,043	(4)	822	62	$986	1,049	(4)
Multi-year variable compensation / components with long-term incentive effects	1,633	—	—	1,809		1,180	—	—	1,752
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	789	—	—	123		329	—	—	66
thereof Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	—	827		—	—	—	827
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	—	859		—	—	—	859
thereof Long Term Incentive Program 2016 - Performance Share Plan 2016
4-year term / 4-year vesting period	844	—	—	—		851	—	—	—
Total non-performance-based and performance-based compensation	4,132	1,096	—	4,818		2,592	652	—	4,004
Pension expense	831	831	831	2,582		167	167	167	—
Value of benefits granted	$4,963	$1,927	$—	$7,400		$2,759	$819	$—	$4,004

(1)  Includes insurance premiums, private use of company cars, special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other fringe benefits, also in case accruals have been set up therefore.

(2)  The indicated date refers to the appointment as member of the Management Board of the General Partner.

(3)  Please note for purposes of comparison with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)  Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600, to Mr. Michael Brosnan in the amount of $340, to Mr. Roberto Fusté in the amount of $210, to Mr. Ronald Kuerbitz in the amount of $500, to Dr. Olaf Schermeier in the amount of $225, to Mr. Kent Wanzek in the amount of $225 and to Mr. Dominik Wehner in the amount of $130.

(5)  This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

	Serving members of the Management Board as of December 31, 2016
	Kent Wanzek					Dominik Wehner
	Member of the Management Board of Global Manufacturing Operations Member of the Management Board since January 1, 2010					Member of the Management Board for EMEA Member of the Management Board since April 1, 2014
		2016	2016				2016	2016
Benefits granted	2016	Minimum	Maximum	2015(3)		2016	Minimum	Maximum	2015(3)
	(in thousands)					(in thousands)
Fixed compensation	$597	$597	$597	$597		$450	$450	$450	$388
Fringe benefits(1)	124	124	124	124		41	41	41	41
Total non-performance-based compensation	721	721	$721	$721		491	$491	491	$429

One-year variable compensation	985	81	1,182	1,210	(4)	742	58	890	771	(4)
Multi-year variable compensation / components with long-term incentive effects	1,233	—	—	1,818		1,148	—	—	1,789
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	389	—	—	145		297	—	—	103
thereof Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	—	1,158		—	—	—	827
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	—	515		—	—	—	859
thereof Long Term Incentive Program 2016 - Performance Share Plan 2016
4-year term / 4-year vesting period	844	—	—	—		851	—	—	—
Total non-performance-based and performance-based compensation	2,939	802	—	3,749		2,381	549	—	2,989
Pension expense	420	420	420	324		109	109	109	110
Value of benefits granted	$3,359	$1,222	$—	$4,073		$2,490	$658	$—	$3,099

	Serving members of the Management Board as of December 31, 2016				Former members of the Management Board who retired in fiscal year 2016
	Harry de Wit				Roberto Fusté(6)
	Member of the Management Board for Asia - Pacific Member of the Management Board since April 1, 2016				Member of the Management Board for Asia - Pacific Member of the Management Board until March 31, 2016
		2016	2016
Benefits granted	2016	Minimum	Maximum	2015(3)	2016	2016	2016	2015(3)
	(in thousands)				(in thousands)

Fixed compensation	$398	$398	$398	$—	$161	$161	$161	$644
Fringe benefits(1)	235	235	235	—	80	80	80	535	(7)
Total non-performance-based compensation	633	633	633	—	241	241	241	1,179

One-year variable compensation	657	137	789	—	1,412	193	1,695	1,272	(4)
Multi-year variable compensation / components with long-term incentive effects	1,114	—	—	—	—	—	—	1,850
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	263	—	—	—	—	—	—	170
thereof Long Term Incentive Program 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	—	—	—	—	—	993
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	—	—	—	—	—	687
thereof Long Term Incentive Program 2016 - Performance Share Plan 2016
4-year term / 4-year vesting period	851	—	—	—	—	—	—	—
Total non-performance-based and performance-based compensation	2,404	770	—	—	1,653	434	—	4,301
Pension expense	—	—	—	—	333	333	333	311
Value of benefits granted	$2,404	$770	$—	$—	$1,986	$767	$—	$4,612

(1)  Includes insurance premiums, private use of company cars, special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other fringe benefits, also in case accruals have been set up therefore.

(3)  Please note for purposes of comparison with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)  Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600, to Mr. Michael Brosnan in the amount of $340, to Mr. Roberto Fusté in the amount of $210, to Mr. Ronald Kuerbitz in the amount of $500, to Dr. Olaf Schermeier in the amount of $225, to Mr. Kent Wanzek in the amount of $225 and to Mr. Dominik Wehner in the amount of $130.

(6)  Mr. Roberto Fusté resigned from the Management Board of the General Partner with effect as of March 31, 2016, In addition to the compensation set out, Mr. Roberto Fusté received the following compensation in the fiscal year: fixed compensation ($482), fringe benefits ($280) as well as multi-year variable compensation (Long Term Incentive Program 2016 - Performance Share Plan 2016 ($851)); such compensation was received by Mr. Roberto Fusté only after his resignation from the Management Board.

(7)  Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

	Serving members of the Management Board as of December 31, 2016																				Former members of the Management Board (retired in fiscal year 2016)
	Rice Powell			Michael Brosnan			Ronald Kuerbitz			Dr. Olaf Schermeier			Kent Wanzek			Dominik Wehner			Harry de Wit		Roberto Fusté(6)
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)			Chief Financial Officer Member of the Management Board since January 1, 2010			Member of the Management Board for North America Member of the Management Board since January 1, 2013			Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013			Member of the Management Board for Global Manufacturing Operations Member of the Management Board since January 1, 2010			Member of the Management Board for EMEA Member of the Management Board since April 1, 2014			Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016		Member of the Management Board for Asia-Pacific Member of the Management Board until March 31, 2016
Allocations	2016	2015(3)		2016	2015(3)		2016	2015(3)		2016	2015(3)		2016	2015(3)		2016	2015(3)		2016	2015(3)	2016	2015(3)
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in thousands)		(in thousands)

Fixed compensation	$1,375	$1,375		$770	$770		$935	$935		$498	$499		$597	$597		$450	$388		$398	$—	$161	$644
Fringe benefits(1)	133	379		215	592		21	31		92	704	(5)	124	124		41	41		235	—	80	535	(7)
Total non-performance based compensation	1,508	1,754		985	1,362		956	966		590	1,203		721	721		491	429		633	—	241	1,179
One-year variable compensation	2,659	1,145	(4)	1,439	645	(4)	1,634	870	(4)	986	423	(4)	1,167	659	(4)	890	438	(4)	789	—	—	720	(4)
Multi-year variable compensation / components with long-term incentive effects	3,682	2,847		2,239	4,500		108	2,061		—	—		2,702	275		385	873		—	—	—	3,918
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2011	—	522		—	317		—	—		—	—		—	275		—	—		—	—	—	292
Grant 2012	683	—		429	—		—	—		—	—		359	—		—	—		—	—	—	—
thereof International Stock Option Plan 2001
10-year term / one third 2-, 3- and 4-year vesting period
Grant 2005	—	—		—	2,632		—	—		—	—		—	—		—	529		—	—	—	—

thereof Stock Option Plan 2006
7-year term / 3-year vesting period
Grant 2008	—	2,325		—	1,551		—	—		—	—		—	—		—	344		—	—	—	2,350
Grant 2009	2,296	—		1,675	—		—	891		—	—		—	—		352	—		—	—	—	1,276
Grant 2010	501	—		—	—		—	1,170		—	—		2,208	—		—	—		—	—	—	—
thereof Long Term Incentive Program 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2011	202	—		135	—		108	—		—	—		135	—		33	—		—	—	—	—
Other	—	—		—	—		—	—		—	—		—	—		—	—		—	—	—	—
Total non-performance-based and performance-based compensation	7,849	5,746		4,663	6,507		2,698	3,897		1,576	1,626		4,590	1,655		1,766	1,740		1,422	—	241	5,817
Pension expense	820	632		737	591		831	2,582		167	—		420	324		109	110		—	—	333	311
Allocation	$8,669	$6,378		$5,400	$7,098		$3,529	$6,479		$1,743	$1,626		$5,010	$1,979		$1,875	$1,850		$1,422	$—	$574	$6,128

(1)  Includes insurance premiums, private use of company cars, special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other fringe benefits, also in case accruals have been set up therefore.

(2)  The indicated date refers to the appointment as member of the Management Board of the General Partner.

(3) Please note for purposes of comparison with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)  Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600, to Mr. Michael Brosnan in the amount of $340, to Mr. Roberto Fusté in the amount of $210, to Mr. Ronald Kuerbitz in the amount of $500, to Dr. Olaf Schermeier in the amount of $225, to Mr. Kent Wanzek in the amount of $225 and to Mr. Dominik Wehner in the amount of $130.

(5)  This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

(6) Mr. Roberto Fusté resigned from the Management Board of the General Partner with effect as of March 31, 2016. In addition to the compensation indicated, Mr. Roberto Fusté received the following compensation in the fiscal year: fixed compensation ($482), fringe benefits ($280), one-year variable compensation ($1,695) as well as multi-year variable compensation (Share Based Award - New Incentive Bonus Plan 2010 - Grant 2012 ($392), Stock Option Plan 2006 - Grant 2009 ($1,136) and Long Term Incentive Program 2011 - Phantom Stock Plan 2011 - Grant 2011 ($140)); such compensation was received by Mr. Roberto Fusté only after his resignation from the Management Board.

(7)  Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

Compensation of the Supervisory Board

The compensation of the Supervisory Board is set out in clause 13 of the Articles of Association. The Annual General Meeting resolved on May 12, 2016 to adjust the amount of the fixed compensation of the Supervisory Board with effect as of January 1, 2017.

Each Supervisory Board member receives a fixed salary of $80,000 ($88,000 as of January 1, 2017) for each full fiscal year, payable in four equal instalments at the end of a calendar quarter. The Chairman of the Supervisory Board receives additional compensation of $80,000 ($88,000 as of January 1, 2017) and his deputy additional compensation of $40,000 ($44,000 as of January 1, 2017) per respective complete fiscal year.

In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth in our basic earnings per share (“EPS”) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable performance-related remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the Supervisory Board are only entitled to the remuneration component if the 3-year average EPS growth of at least 8.00% is reached. Provided that the relevant targets have been achieved, the remuneration is, in principle, disbursed on a yearly basis following the approval of our annual financial statements for the respective fiscal year. For the fiscal year 2016, the 3-year average EPS growth for the fiscal years 2014, 2015 and 2016 was relevant.

In application of the principles above, for the previous year no entitlement to a payment of variable performance-related compensation was generated.

As a member of a committee, a Supervisory Board member additionally annually receives $40,000 ($44,000 as of January 1, 2017). A member of a committee who serves as chairman or vice chairman of a committee additionally receives $20,000 and $10,000 a year ($22,000 and $11,000 as of January 1, 2017, respectively), payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in our Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3,500.

Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the supervisory board of the General Partner, Fresenius Medical Care Management AG, at the same time, and receive compensation for his work on the supervisory board of Fresenius Medical Care Management AG, the compensation for the work as a Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the Chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the supervisory board of Fresenius Medical Care Management AG. If the deputy chairman of the Supervisory Board is at the same time chairman of the supervisory board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as deputy chairman of the Supervisory Board to this extent.

The compensation of the members of the supervisory board of Fresenius Medical Care Management AG and the compensation of the members of its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA. See Item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA — General Partner Reimbursement,” below.

The members of the Supervisory Board are to be reimbursed for the expenses incurred in their exercise of their offices, which also include the applicable VAT.

The total compensation of the Supervisory Board including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following table:

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC- AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC- AG & Co. KGaA		Non- performance related compensation
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$44	$40	$264	$260
Stephan Sturm (2)	91	—	—	—	18	—	4	—	113	—
Rolf A. Classon	40	40	40	40	99	60	35	—	214	140
William P. Johnston	40	40	40	40	114	120	56	40	250	240
Deborah Doyle McWhinney (3)	—	—	51	—	—	—	25	—	76	—
Dr. Dieter Schenk	60	60	60	60	82	50	—	—	202	170
Pascale Witz (4)	0	0	51	—	—	—	—	—	51	—
Dr. Ulf M. Schneider (5)	80	160	—	—	35	70	—	—	115	230
Dr. Walter L. Weisman (6)	15	40	15	40	18	50	22	60	70	190
Prof. Dr. Bernd Fahrholz (7)	—	—	29	80	—	—	18	50	47	130
Total	$366	$380	$406	$380	$426	$410	$204	$190	$1402	$1360

(1) Shown without VAT and withholding tax.

(2) Chairman of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Stephan Sturm was appointed as member of the Supervisory Board of FMC Management AG as of May 11, 2016, and as Chairman as of June 30, 2016. He was elected as member and Chairman of the Human Resources Committee as of September 27, 2016. Therefore, he received the respective compensation payments to be set out herein as of the respective dates.

(3) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not before May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(4) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Pascale Witz was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not before May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(5) Chairman of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Ulf M. Schneider was appointed as member of the Supervisory Board of FMC Management AG until June 30, 2016, and, therefore, received compensation payments to be set out herein until this date.

(6) Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Walter L. Weisman was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

(7) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison with the amounts indicated for the fiscal year that Prof. Dr. Bernd Fahrholz was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees consisting of independent directors.

(v)           Options to Purchase our Securities

Fresenius Medical Care AG & Co. KGaA Share-based Plans

At December 31, 2016, the Company has various share-based compensation plans, which may either be equity- or cash-settled:

Fresenius Medical Care AG & Co. KGaA Long-term Incentive Plan 2016

As of May 11, 2016, the issuance of stock options and phantom stocks under the FMC AG & Co. KGaA Long-Term Incentive Program 2011 (“LTIP 2011”) is no longer possible. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, the Management Board and the supervisory board of Management AG have approved and adopted the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 (“LTIP 2016”) as a successor program effective January 1, 2016.

The LTIP 2016 is a variable compensation program with long-term incentive effects. Pursuant to the LTIP 2016, the plan participants may be granted so-called “Performance Shares” annually or semiannually during 2016 to 2018. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development.

For members of the Management Board, the Supervisory Board will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives their base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, their respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective grant date. The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth, (ii) growth in net income attributable to shareholders of FMC-AG & Co. KGaA (“net income growth”) and (iii) ROIC.

Revenue, net income and ROIC are determined according to IFRS in euro based on full year results. Revenue growth and net income growth, for the purpose of this plan, are determined at constant currency.

An annual target achievement level of 100% will be reached for the revenue growth performance target if revenue growth is 7% in each individual year of the three-year performance period; revenue growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in the case of revenue growth of at least 16%. If revenue growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

An annual target achievement level of 100% for the net income growth performance target will be reached if net income growth is 7% in each individual year of the three-year performance period. In the case of net income growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of net income growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

With regard to ROIC improvement, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. The target ROIC is 7.3% for 2016 and will increase by 0.2 percentage points per year to 7.5% (2017), 7.7% (2018), 7.9% (2019) and 8.1% (2020). A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

The final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

The first awards under the Long-Term Incentive Plan 2016 were granted on July 25, 2016. During 2016, under the Long-Term Incentive Plan 2016, the Company awarded 642,349 Performance Shares, including 79,888 Performance Shares awarded to the members of the Management Board at a measurement date weighted average fair value of $80.31 (€76.19) each and a total fair value of $51,588,000 which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

Fresenius Medical Care AG & Co. KGaA Long-term Incentive Program 2011

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s Long Term Incentive Program 2011 (“2011 Incentive Program”). Under the 2011 Incentive Program, participants were granted awards, which consisted of a combination of stock options and phantom stock. The final grant under the 2011 Incentive Program was made in December 2015. Awards under the 2011 Incentive Program are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

Stock options granted under the 2011 Incentive Program have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the 2011 Incentive Program shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 Incentive Program to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the 2011 Incentive Program are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or disposed of otherwise.

Phantom stock awards under the 2011 Incentive Program entitle the holders to receive payment in euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of the Company’s shares on the exercise date. Phantom stock awards have a five-year term and can be exercised for the first time after a four-year vesting period. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

New Incentive Bonus Plan

In 2016, the Management Board was eligible for performance—related compensation that depended upon achievement of pre-defined targets. The targets are measured based on the operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for fiscal year 2016 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component for the year 2016 will be paid in the following year. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement, and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation is capped.

Share-based compensation related to this plan for years ending 2016, 2015 and 2014 was $3,632,000 $891,000 and $1,040,000 respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

The Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (“Amended 2006 Plan”) was established with a conditional capital increase up to €12,800,000, subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. In connection with the share split effected in 2007, the principal amount was adjusted to the same proportion as the share capital out of the capital increase up to €15,000,000 by the issue of up to 15 million new non-par value bearer ordinary shares. After December 2010, no further grants were issued under the Amended 2006 Plan. Options granted under this plan are exercisable through December 2017.

Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

Information on Holdings Under Share-based Plans

At December 31, 2016, the Management Board held 1,010,784 stock options and employees of the Company held 5,056,383 stock options under the various share-based compensation plans of the Company.

At December 31, 2016, the Management Board held 81,019 phantom shares and employees of the Company held 812,970 phantom shares under the 2011 Incentive Plan.

At December 31, 2016, the Management Board held 79,888 Performance Shares and employees of the Company held 555,148 Performance Shares under the LTIP 2016.

Subsidiary Stock Incentive Plans

Subsidiary stock incentive plans were established during 2014 in conjunction with two acquisitions made by the Company. Under these plans, two of the Company’s subsidiaries are authorized to issue a total of 116,103,806 Incentive Units. The Incentive Units have two types of vesting conditions — a service condition and a performance condition. Of the total Incentive Units granted, eighty percent vest ratably over a four year period and twenty percent vest upon the achievement of certain of the relevant subsidiary’s performance targets over a six year vesting period (the “Performance Units”).

Fifty percent of the Performance Units will vest upon achievement of performance targets in 2017. The remaining 50%, plus any unvested Performance Units, will vest upon achievement of performance targets in 2019. All of the Performance Units will vest upon achievement of performance targets in 2020, if not previously vested. Additionally, for one of the subsidiaries, all Performance Units not previously vested will vest upon successful completion of an initial public offering.

As of December 31, 2016, 2015 and 2014, $17,220,000, $28,448,000 and $32,311,000 respectively, of total unrecognized compensation cost related to unvested Incentive Units under the plans. These costs are expected to be recognized over a weighted average period of 2.2 years.

The Company used the Monte Carlo pricing model in determining the fair value of the awards under this incentive plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries.

(vi)                   Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG & Co. KGaA, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG & Co. KGaA and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see Note 2 of the Notes to the Consolidated Financial Statements, “Related Party Transactions,” in our 2016 20-F. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•                        the term “we (or us) and our affiliates” refers only to FMC-AG & Co. KGaA and its subsidiaries; and

•                        the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real Property Leases

The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases were re-negotiated and revised upon expiration at the end of 2016. These new lease agreements began on January 1, 2017 and expire on December 31, 2026. Certain of the office lease contracts are commercially agreed but pending formal approval by the supervisory board of Fresenius SE. The Company expects formal approval of these contracts to be granted in the first quarter of 2017 with an effective date of January 1, 2017. Based upon an appraisal, the rents under the leases represent fair market value for such properties. As of December 31, 2016 and 2015, future minimum rental payments under non-cancelable operating leases with Fresenius SE were $18,022,000 including amounts pending formal approval above through September 2017, and $24,224,000 as well as $128,436,000 and $16,215,000 with other Fresenius SE affiliates, respectively.

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Medical Care” name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•                        to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Vascular Care” or “Fresenius Medical Care Physician Services”;

•                        to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•                        to use “Fresenius Medical Care” as a trade name in the renal business

We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names.

Other Intellectual Property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

We produce most of our products in our own facilities. However, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, manufactures some of our products for us, principally dialysis concentrates and other solutions, at facilities located in Germany, Brazil, France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2016, we sold products to Fresenius SE in the amount of $26 million. In 2016, we made purchases from Fresenius SE in the amount of $48 million.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

On September 10, 2008, Fresenius Kabi AG acquired Fresenius Kabi USA, Inc. (formerly APP Pharmaceuticals Inc.) (“Kabi USA”), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by Kabi USA through MedAssets Performance Management Solutions, Inc. (“MedAssets”), a subsidiary of Vizient, Inc. MedAssets provides inventory purchasing services to healthcare providers through a group purchasing organization (“GPO”) structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. During 2016, we acquired $21.8 million of heparin from Kabi USA through the GPO.

On July 3, 2013, we entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. We agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing business was sold to Kabi USA for $9 million for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

In December 2010, the Company formed a renal pharmaceutical company with Galenica Ltd., named Vifor Fresenius Medical Care Renal Pharma Ltd. (“VFMCRP”), an equity method investee of which the Company owns 45%. Further, in 2015 and in 2016 the Company entered into exclusive supply agreements to purchase Erythropoietin stimulating agents, “ESAs.” See Item 4, “Information on the Company — Business Overview — Renal Pharmaceuticals,” in our 2016 20-F for additional information.

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. For 2016, Fresenius SE and its affiliates charged us approximately $104 million for these services. Conversely, we have provided central purchasing services to other divisions and subsidiaries of Fresenius SE. For 2016 we charged approximately $3 million to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Below is a summary, including the Company’s receivables and payables from and payables to the indicated parties resulting from the transactions with related parties described above under “Real Property Leases,” “Supply Agreements,” and “Services Agreements.”

Service Agreements, Lease Agreements and Products

	For the year ended December 31, 2016		For the year ended December 31, 2015		For the year ended December 31, 2014		December 31, 2016		December 31, 2015
In $ thousands	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables

Service Agreements (1)
Fresenius SE	431	22,381	254	20,262	380	21,788	139	54	422	3,185
Fresenius SE affiliates	3,068	82,003	8,162	75,900	7,956	72,256	867	3,011	2,104	4,079
Equity method investees	19,457	—	23,369	—	17,911	—	2,641	—	10,180	—
Total	$22,956	$104,384	$31,785	$96,162	$26,247	$94,044	$3,647	$3,065	$12,706	$7,264

Lease Agreements
Fresenius SE	—	10,488	—	9,621	—	10,554	—	—	—	—
Fresenius SE affiliates	—	15,183	—	14,660	—	17,389	—	—	—	—
Total	$—	$25,671	$—	$24,281	$—	$27,943	$—	$—	$—	$—

Products
Fresenius SE	2	—	5	—	1	—	—	—	—	—
Fresenius SE affiliates	25,846	48,028	25,920	37,166	63,917	44,754	8,378	5,046	8,774	3,768
Equity method investees	—	$410,927	$—	$275,340	$—	$27,584	$—	$58,322	$—	$8,253
Total	$25,848	$458,955	$25,925	$312,506	$63,918	$72,338	$8,378	$63,368	$8,774	$12,021

(1) In addition to the above shown Accounts Payables Accrued Expenses for Service Agreements with related parties amounted to $3,541, $596 and $314 at December 31, 2016, 2015 and 2014 respectively.

Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2016 and December 31, 2015, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $208,589,000 and $131,252,000 respectively. As of December 31, 2016 and December 31, 2015, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of $196,431,000 and $115,932,000 respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

On August 19, 2009, the Company borrowed €1,500,000 ($1,581,000 at December 31, 2016 and $1,633,000 at December 31, 2015) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2017 with an interest rate of 1.054%. On November 28, 2013, the Company borrowed an additional €1,500,000 ($1,581,000 at December 31, 2016 and $1,633,000 at December 31, 2015) with an interest rate of 1.875% from the General Partner. This loan is due on November 24, 2017 with an interest rate of 1.021%.

The Company provided unsecured term loans to one of its equity method investees during 2015 and 2016 in the amount of CHF 78,416,000 ($79,618,000 based upon the average exchange rate for the twelve months ended December 31, 2016). These loans were repaid in full during the first half of 2016. The loans were entered into in order to fund the 2015 sale of European marketing rights for certain renal pharmaceuticals to the same equity method investee as well as to finance the investee’s payments for license and distribution agreements. These marketing rights were sold to this equity method investee in 2015 which resulted in a gain of approximately $11,137,000 after tax.

On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500,000 at an interest rate of 2.5366%. This loan was repaid in full on June 12, 2015.

At December 31, 2016 and December 31, 2015, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300,000 and €8,300,000 ($8,749,000 at December 31, 2016 and $9,036,000 at December 31, 2015), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually. For further information on these Senior Notes, see Note 9 of the Notes to Consolidated Financial Statements, “Long-Term Debt and Capital Lease Obligations — Senior Notes,” in our 2016 20-F.

On December 31, 2016 the Company provided a cash advance to Fresenius SE in the amount of €36,245,000 ($38,206,000 at December 31, 2016) on an unsecured basis at an interest rate of 0.771% which was repaid on January 2, 2017. On December 31, 2015 the Company borrowed from Fresenius SE in the amount of €14,500,000 ($15,786,000 at December 31, 2015) at an interest rate of 0.970%. For further information on these loan agreements, see Note 8, “Short-Term Debt and Short-Term Debt from Related Parties — Short-Term Debt from Related Parties” in our 2016 20-F.

Other Interests

Dr. Dieter Schenk, vice chairman of the supervisory boards of FMC-AG Co. KGaA and of Management AG and a member of the supervisory board of Fresenius Management SE, is a partner in the law firm of Noerr LLP, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. The Company incurred expenses in the amount of $1.4 million, $1.0 million and $2.0 million for these services during 2016, 2015 and 2014, respectively. Dr. Dieter Schenk is also one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 26.4% of the voting shares of Fresenius SE. Dr. Dieter Schenk is also the chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung. See “— item (i), Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA — Security Ownership of Certain Beneficial Owners of Fresenius SE,” above.

Dr. Gerd Krick, Chairman of the Supervisory Board of FMC-AG & Co. KGaA, is also a member of the supervisory board of our General Partner as well as Chairman of the supervisory board of Fresenius SE and chairman of the supervisory board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, vice chairman of the supervisory board of our General Partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also vice chairman of the supervisory board of Fresenius Management SE. Mr. Rolf A. Classon and Mr. William P. Johnston are members of both our Supervisory Board and our general partner’s supervisory board. See item (iii), “Directors and Senior Management — The Supervisory Board of FMC-AG & Co. KGaA,” above.

General Partner Reimbursement

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was $22,663,000 $16,940,000 and $25,511,000, respectively, for its management services during 2016, 2015 and 2014 and included an annual fee of $133,000, $133,000, and $159,000, respectively, as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner’s share capital (€3,000,000 as of December 31, 2016). As of December 31, 2016 and December 31, 2015, the Company had accounts receivable from the General Partner in the amount of $183,000 and $486,000, respectively. As of December 31, 2016 and December 31, 2015, the Company had accounts payable to the General Partner in the amount of $15,491,000 and $17,806,000, respectively. See Item 16G, “Corporate Governance — The Legal Structure of FMC AG & Co. KGaA,” in our 2016 20-F.

(vii)        Principal Accountant Fees and Services

In the AGM held on May 19, 2015, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2016 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2016	2015
	(in thousands)
Audit fees	$8,740	$8,689
Audit related fees	59	112
Tax fees	182	219
Other fees	5,205	5,620
Total	$14,186	$14,641

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our German statutory and U.S. GAAP consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in Audit Fees. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Other fees” include amounts related to supply chain consulting fees. “Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with International Financial Reporting Standards. Our Supervisory Board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to approval by our shareholders at our AGM in accordance with German law.

We also prepare financial statements in accordance with U.S. GAAP, which are included in registration statements and reports that we file with the Securities and Exchange Commission. Effective January 1, 2017 we will use euro as our reporting currency. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in Item (iii) “Directors and Senior Management” above.

In 2003, Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount and nature.

The general partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog or that, fee level, and fee structure, approves the request accordingly. Services that are not included in the catalog exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

During 2016, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 million.